EXHIBIT 99.1

GOLD STANDARD REPORTS A MAIDEN RESOURCE ESTIMATE FOR ITS NORTH BULLION DEPOSIT AT ITS RAILROAD-PINION PROJECT

September 21, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE American: GSV) (“Gold Standard” or the “Company) today announced a maiden mineral resource estimate for its North Bullion gold deposit on its 100%-owned/controlled Railroad - Pinion Project in Nevada’s Carlin Trend, prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The maiden mineral resource estimate also includes resources at Sweet Hollow and POD in the nearby historic Railroad District for the first time. These resource estimates were prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and are dated September 8, 2017.  A technical report prepared in accordance with NI 43-101 will be filed with SEDAR within 45 days of the date of this news release.

The majority of the mineralization at the Sweet Hollow and POD deposits is oxidized. The Sweet Hollow and POD oxide mineralization is about 7 km (4.2 miles) north of the Pinion and Dark Star gold deposits. The North Bullion deposit hosts sulphide mineralization typical of the large deposits found in the north portion of the Carlin Trend.

Highlights (see Table 1 below)

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At Sweet Hollow and POD, APEX has estimated a new near surface oxide Indicated Mineral Resource of 90,100 troy ounces of gold contained in 2.92 million tonnes at an average grade of 0.96 grams per tonne (g/t) gold (Au) (at a cut-off of 0.14 g Au/t). No mineral resources have previously been reported for these deposits.

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Also at Sweet Hollow and POD, APEX has estimated a near surface oxide Inferred Mineral Resource of 46,600 troy ounces of gold contained in 3.36 million tonnes at an average grade of 0.43 g/t Au (at a cut-off of 0.14 g Au/t).

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At North Bullion (and including a minor contribution from Sweet Hollow and POD), APEX has estimated a near surface (pit constrained) sulphide Inferred Mineral Resource of 171,400 troy ounces of gold contained in 2.05 million tonnes at an average grade of 2.6 g/t Au (at a cut-off of 1.25 g/t Au). No mineral resources have previously been reported for the North Bullion deposit.

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Also at North Bullion, APEX has estimated a deeper (underground) sulphide Inferred Mineral Resource of 587,700 troy ounces of gold contained in 5.55 million tonnes at an average grade of 3.29 g/t Au (at a cut-off of 2.25 g/t Au).

A sensitivity analysis of the grade and tonnage relationships at a variety of cut-off grades is shown in the accompanying Tables 2 and 3 below.  Click the following link for a North Bullion, Sweet Hollow and POD resource map.  https://goldstandardv.com/lp/north-bullion-resource-estimate/

Jonathan Awde, CEO and Director of Gold Standard commented: “Our Carlin resource base continues to grow. The structure and mineralogy of the North Bullion deposit strongly resembles the large gold deposits at the north end of the Carlin Trend. We continue to have success drilling this deposit and it remains open in multiple directions. However, our priority remains expanding the shallow oxide deposits which are faster and less costly to develop,” he said.

 Based upon detailed modelling of the drill information (from 503 drill holes) in conjunction with reasonable prospects of future economic extraction, APEX estimates within the mineralized zones a mineral resource that is comprised of the following: a pit constrained near surface oxide Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 troy ounces of gold, a pit constrained oxide and sulphide Inferred Mineral Resource of 5.42 million tonnes grading 1.25 g/t Au, totaling 218,000 troy ounces of gold, and a deeper underground constrained sulphide Inferred Mineral Resource of 5.55 million tonnes at an average grade of 3.29 g/t Au, totaling 587,700 troy ounces of gold (Table 1). A sensitivity analysis of the grade and tonnage relationships at a variety of cut-off grades is shown in the accompanying Tables 2 and 3 below.  Click the following link for a North Bullion, Sweet Hollow and POD resource map.  https://goldstandardv.com/lp/north-bullion-resource-estimate/

Table 1.  The North Bullion, Sweet Hollow and POD mineral resource estimate with cut-off grades is summarized below*:

Classification	Constraint	Cut-off for Au (g/t)	Tonnage (million metric tonnes)	Au Grade (g/t)	Contained Au** (troy ounces)***
Indicated TOTAL	Oxide - Pit Constrained	0.14	2.92	0.96	90,100
Inferred	Oxide - Pit Constrained	0.14	3.36	0.43	46,600
Inferred	Sulphide - Pit Constrained	1.25	2.05	2.60	171,400
Inferred Subtotal	Pit Constrained Inferred Subtotal	0.14, 1.25	5.42	1.25	218,000
Inferred	Sulphide Underground	2.25	5.55	3.29	587,700
Inferred TOTAL	Pit Constrained and Underground Inferred Total	0.14, 1.25, 2.25	10.97	2.28	805,800
* Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources tabulated above as an Indicated or Measured Mineral Resource. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**The recommended reported resources are highlighted in bold and have been constrained within a $US1,350/ounce of gold optimized pit shell and/or an underground mining scenario utilizing a 2.25 g/t Au lower cutoff.
***Contained troy ounces may not add due to rounding.

Table 2.  Sensitivity analysis of the Sweet Hollow and POD oxide mineral resource estimate for gold at various cut-off grades*:

Classification	Au Cut-off (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au (troy ounces)***
Indicated (Oxide)	0.0	3.04	0.93	90,600
	0.14**	2.92	0.96	90,100
	0.2	2.51	1.09	87,800
	0.3	1.64	1.53	80,800
	0.4	1.41	1.73	78,400
	0.5	1.40	1.74	78,200

Inferred (Oxide)	0.0	3.63	0.41	47,500
	0.14***	3.36	0.43	46,600
	0.2	2.71	0.49	43,000
	0.3	1.47	0.70	33,200
	0.4	1.14	0.81	29,700
	0.5	1.09	0.82	28,800
* Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources tabulated above as an Indicated or Measured Mineral Resource. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**The recommended reported resources are highlighted in bold and have been constrained within a $US1,350/ounce of gold optimized pit shell.
***Contained troy ounces may not add due to rounding.

Table 3.  Sensitivity analysis of the North Bullion, Sweet Hollow and POD sulphide mineral resource estimate for gold at various cut-off grades*:

Classification	Au Cutoff (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au (troy ounces)****
Inferred (Near Surface Sulphide)	1.0	2.20	2.50	176,700
	1.25**	2.05	2.60	171,400
	1.5	1.85	2.73	162,200
	1.75	1.66	2.86	152,400
	2.0	1.35	3.09	133,800

Inferred (Underground Sulphide)	2.0	6.87	3.07	678,000
	2.25***	5.55	3.29	587,700
	2.5	4.31	3.55	492,800
	2.75	3.15	3.90	394,900
	3.0	2.52	4.16	336,300
* Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources tabulated above as an Indicated or Measured Mineral Resource. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**The recommended reported resources are highlighted in bold and have been constrained within a $US1,350/ounce of gold optimized pit shell.
***The recommended reported resources are highlighted in bold and have been constrained within a $US1,350/ounce of gold underground mining scenario.
****Contained troy ounces may not add due to rounding.

Exploration Target and Potential for Resource Expansion

As a direct effect of the Railroad project 2010 to 2016 drilling programs and completing an updated geologic model, additional targets for immediate potential resource expansion have been identified in areas of limited drill hole testing. Shallow and deeper oxide and sulphide targets have been identified adjacent to existing resources that have good potential to expand the current inferred and indicated mineral resources. A near surface oxide exploration target of 3 million to 6 million tonnes at a grade of 0.3 to 0.5 g/t Au yielding an oxide exploration target of 30,000 up to 100,000 troy ounces of gold has been identified outside of the Sweet Hollow to POD portion of the property based upon prior drilling. The potential quantity and size is conceptual in nature. There has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource.

In addition, outside of this resource estimate, an exploration target of sulphide material ranging from 8 to 27 million tonnes with a potential grade of 1.1 up to 1.7 g/t Au yielding a target of 300,000 troy ounces up to 1,475,000 troy ounces has been identified for potential resource expansion. The potential quantity and size is conceptual in nature. There has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource. Along with targets to potentially expand the resource, areas within the existing inferred mineral resources that are defined by widely spaced drilling but with reasonable grades provide the company with potential to convert and grow the indicated portion of the oxide and/or sulphide mineral resource. APEX recommends further drilling to test these drill targets in order to expand the existing resources and convert Inferred Mineral Resources to Indicated Mineral Resources.

Geology

The North Bullion, Sweet Hollow and POD deposits are hosted by a number of lodes oriented north-northeast-northwest over an area of 2.75 km by 950 m. The mineral resource estimate is based on 171 reverse circulation holes and 61 diamond core holes. Careful review has determined that results from the two forms of drilling are comparable. The geology of the mineralized zones is described as follows:

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The oxide gold zone at Sweet Hollow and POD is hosted in a mixed sequence of siliciclastic and carbonate rocks interpreted as belonging to the Mississippian Webb and Tripon Pass formations.  Decalcification and silicification are the predominant alteration types, and dissolution collapse breccia occurs in the carbonate rocks. The mineralization lies stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone gold mineralization.

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The sulphide gold zone at North Bullion is hosted in two tectono-stratigraphic horizons: an upper zone within a mixed sequence of siliciclastic and carbonate rocks interpreted as belonging to the Mississippian Tripon Pass Formation and a lower zone in multi-lithic dissolution collapse breccia developed along the top of the Devils Gate Limestone.  The lower zone at North Bullion is hosted in the same stratigraphic horizon as Gold Standard’s Pinion Deposit and much of Newmont Mining Corporation’s gold mineralization within the Rain mining district, immediately to the north. Decarbonatization, dolomitization and silicification are the predominant alteration types at North Bullion.

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Mineralization remains open in multiple directions.  Significant potential exists for expansion of the mineral resources along geologic controls identified during the modeling of the deposits at North Bullion, Sweet Hollow and POD. Approximately 6,700 m of drilling will be completed in 2017 to further expand the mineral resources (see Gold Standard’s news release dated May 9, 2017).

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Due to the good vertical and lateral continuity of the dissolution, collapse breccia hosted gold mineralization and the identification of additional targets, the potential to expand the mineral resources and convert inferred mineral resources to indicated mineral resources with future drilling is considered high.

Mineral Resource Estimate

The statistical analysis, geological modeling and resource estimation was prepared by Mr. Steven Nicholls, MAIG, with APEX under the direct supervision of Mr. Michael Dufresne, P. Geol., P.Geo., also with APEX.  Both are Qualified Persons as defined by National Instrument 43-101 and have reviewed and approved this news release. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using commercial mine planning software MICROMINE (16.0).

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. A parent block size of 10 m (X) x 10 m (Y) x 3 m (Z) with sub-blocking down to 5 m (X) x 5 m (Y) x 1.5 m (Z) was applied. The North Bullion, Sweet Hollow and POD resource modeling utilized 232 drill holes that were completed from 1980 to 2017. Mr. Dufresne, P.Geol., P.Geo., visited the property in April and October, 2014, June, 2015, August - September, 2015 and June 2017, in order to verify and validate the historic drill hole dataset and to verify the drilling of the recently completed 2016 diamond and RC drilling campaigns completed by Gold Standard.  Over the period of the last four years, APEX personnel were intimately involved in the verification, validation, drill hole collar surveying and quality assurance/quality control analysis of the Railroad project drill hole database. The current drill hole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies.

A total of 503 drill holes guided the geological interpretation and 232 were used in the estimation of the North Bullion, Sweet Hollow and POD mineral resource. This total comprises 61 diamond core holes and 171 RC drill holes that were completed from 1980 to 2016.  Spacing between drill holes varies from 2 m to 120 m in the resource area.  All of the drill holes were used to guide the geological and mineralization model that was ultimately used in the resource estimation calculation.  A total of 988 bulk density samples were collected from a variety of sources including bulk sampling, surface rock chip samples and drill core.  A total of 272 bulk density samples were situated within the mineralized wireframes.  The 272 bulk density samples situated within the mineralized zones were examined on a lode by lode basis. The average bulk density determined from the analytical work for each lode was assigned to all the blocks within that lode. The average density for the lodes ranges from 2.33 g/cm3 to 2.71 g/cm3 with overall average bulk density of 2.68 g/cm3 for the North Bullion, Sweet Hollow and POD mineral resource.

The Railroad project assay file comprised 75,890 analyses of variable length from a variety of sampled lithologies. Of the 75,890 samples in the Railroad project database, roughly nine percent (6,941 assays) are situated within the gold mineralized lodes.  A parent block size of 10 m (X) x 10 m (Y) x 3 m (Z) was chosen for the North Bullion, Sweet Hollow and POD block model.  This is deemed appropriate based on the current level of drill hole spacing in the resource area which ranges from 2 m to 120 m with rough sections that range from 20 m to 100 m spacing. The block model extents were extended beyond the mineralized wireframe to encompass the entire domain.  Sub-blocking down to 5 m (X) x 5 m (Y) x 1.5 m (Z) was used to more effectively honor the volumes and shapes created during the geological interpretation of the mineralized wireframes or lodes. Grade was interpolated for the parent blocks and assigned to the sub-blocks. A comparison of wireframe volume versus block model volume was performed for each of the estimations to ensure there was no under- or overestimation of tonnages.  Each block was coded with the lode number so that grade could be estimated as hard boundaries.

The Indicated and Inferred North Bullion, Sweet Hollow and POD resource estimation of gold was calculated using inverse distance (ID2) for each of the seventeen lodes.  Silver was not estimated. The North Bullion, Sweet Hollow and POD resource estimation was conducted using inverse distance squared and ordinary kriging all of which were reviewed for resource estimation quality and validation. Based upon the resultant validation of the block models it was decided to use the inverse distance squared estimation technique as it best honored the input composite grades. As such only inverse distance squared estimation technique was used for this estimation.   Estimation was only calculated on parent blocks. All sub-blocks within the parent block were assigned the parent block grade. A block discretization of 3 m (X) x 3 m (Y) x 3 m (Y) was applied to all blocks during estimation.   Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

Some metallurgical test work has been completed to date, which includes analysis of the suitability of the oxide gold mineralization to cyanide soluble leaching methods and for sulphide material, bench scale roaster treatment. Bottle roll and column leach tests indicate the potential to achieve greater than 80% recovery for oxide material and greater than 85% recovery for sulphide material with existing roaster processing technology methods (Dufresne et al., 2017).

The 2017 Sweet Hollow and POD oxide mineral resources were constrained by a pit optimization conducted using $1,350 per oz Au along with assumed costs for open pit mining and processing of oxide resources in Nevada. Sulphide mineral resources at North Bullion, Sweet Hollow and POD were constrained by a pit optimization conducted using $1,350 per oz Au along with assumed costs for open pit mining and processing of sulphide resources in Nevada. Underground mineral resources at North Bullion have been reported using $1,350 per oz Au along with assumed costs for underground mining along with the processing of sulphide mineral resources in Nevada.

The North Bullion, Sweet Hollow and POD mineral resource estimate is reported in accordance with NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10th, 2014.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All Gold Standard sampling was conducted under the supervision of the Company’s project geologists, and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank or certified reference material was inserted approximately every tenth sample.  The North Bullion core samples were delivered to ALS Minerals preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to ALS Minerals certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split. All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (this release).  The combined Dark Star North and Dark Star deposits, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 723,500 ounces of gold, using a cut-off grade of 0.2 g Au/t.  The 2016 definition and expansion of these two shallow, oxide deposits demonstrate their growth potential.

Neither the TSX Venture Exchange (“TSX-V”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such forward-looking statements include the expectation that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; the Company’s goal to expand shallow oxide deposits; and plans for further drilling to test drill targets in order to expand the existing resources and convert Inferred Mineral Resources to Indicated Mineral Resources.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital and whether further exploration will result in target areas being delineated as mineral resources, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com